Exhibit 99.2

D. MEDICAL INDUSTRIES LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
JANUARY 11, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Efraim Argaman and Amir Loberman, and each of  them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.32 per share, of D. Medical Industries Ltd., or the Company, which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, January 11, 2011 at 12:00 p.m. (Israel time) at the offices of the Company, 3 Hasadna  St., Tirat Carmel, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED "FOR" ALL PROPOSALS SET FORTH ON THE REVERSE, EXCEPT FOR PROPOSAL NO. 2 AND 3(B).  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE BOARD OF DIRECTORS OF THE COMPANY.

(Continued and to be signed on reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

D. MEDICAL INDUSTRIES LTD.

January 11, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THIS PROXY MUST BE RECEIVED BY THE COMPANY'S TRANSFER AGENT OR AT THE COMPANY'S OUTSIDE COUNSEL'S OFFICE
IN ISRAEL (YORAM L. COHEN, ASHLAGI, ESHEL, 2 WEIZMAN ST., TEL-AVIV, ISRAEL) AT LEAST FORTY-EIGHT (48) HOURS PRIOR
 TO THE TIME OF THE MEETING TO BE VALIDLY INCLUDED IN THE TALLY OF ORDINARY SHARES VOTED AT THE MEETING.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSALS BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK
 YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent auditors until the next annual general meeting of shareholders; and to authorize the Company's board of directors to determine their fees

☐ FOR                               ☐AGAINST                                           ☐ ABSTAIN

Pursuant to the Israeli Companies Law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest with respect to proposal 2 and/or proposal 3(b). If no indication is given by you as to whether or not you have a personal interest with respect to proposal 2 and/or proposal 3(b) and/or you do not provide details regarding your personal interest (if any), your vote with respect to these proposals will be disqualified.

Under the Israeli Companies Law, a “personal interest”: (i) includes, inter alia, the personal interest of a relative of the shareholder (including, inter alia, a spouse thereof); (ii) includes, the personal interest of a corporation in which the shareholder or a relative (including, inter alia, a spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the Company’s ordinary shares.

2.	To approve a consulting agreement between the Company and a corporation controlled by Mr. Zeev Bronfeld, as set forth in the proxy statement for the meeting

☐ FOR                               ☐AGAINST                                           ☐ ABSTAIN

Do you have a personal interest with respect to proposal 2? YES ____ NO ____

If yes, please provide details regarding your personal interest: _________________________________________
_______________________________________________________________________________________________

3(a).	To approve the payment of compensation to directors of the Company for their services as such, as set forth as set forth in the proxy statement for the meeting

☐ FOR                               ☐AGAINST                                           ☐ ABSTAIN

3(b).
To approve the payment of compensation to Eyal Sheratzky and, if not otherwise compensated under a consulting agreement with the Company, to Zeev Bronfeld, for their services as directors of the Company, as set forth as set forth in the proxy statement for the meeting

☐ FOR                               ☐AGAINST                                           ☐ ABSTAIN

Do you have a personal interest with respect to proposal 3(b)? YES ____ NO ____

If yes, please provide details regarding your personal interest: _________________________________________

4.
To postpone the adoption of resolutions regarding the election of class A directors of the Company and the election and compensation of an external director of the Company effective as of the expiration of Ms. Galia Malka's term in February 2011, to an adjourned meeting of this annual general meeting; and to authorize the Company's board of directors to fix the date of such adjourned meeting.

☐ FOR                               ☐AGAINST                                           ☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _____________________________________ Date _____________

Signature of Shareholder _____________________________________ Date _____________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.